UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 23, 2016

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

FOR IMMEDIATES:
 Complaint filed by US Department of Justice dated 23 December 2016

__________________________________________________________________________________________________________________________________________________________________________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: December 23, 2016

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

BARCLAYS BANK PLC
(Registrant)

Date: December 23, 2016

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

FOR IMMEDIATES:

22 December 2016

Barclays PLC

Complaint filed by United States Department of Justice

Barclays notes the Complaint filed by the United States Department of Justice ("DoJ") today in the US District Court for the Eastern District of New York. The Complaint relates to the DoJ's investigation of certain activities of Barclays in respect of US residential mortgage-backed securities in the period 2005-2007. The Complaint is a civil claim that makes a number of allegations, including mail and wire fraud. Amongst other relief, the Complaint seeks unspecified monetary penalties.

Barclays rejects the claims made in the Complaint. Barclays considers that the claims made in the Complaint are disconnected from the facts. Barclays will vigorously defend the Complaint and intends to seek its dismissal at the earliest opportunity.

Any further announcements will be made as appropriate.

- Ends -

For further information, please contact:

Investor Relations                                                            Media Relations
Kathryn McLeland                                                           Tom Hoskin
+44 (0) 20 7116 4943                                                         +44 (0) 20 7116 6927

About Barclays

Barclays is a transatlantic consumer, corporate and investment bank offering products and services across personal, corporate and investment banking, credit cards and wealth management, with a strong presence in our two home markets of the UK and the US.

With over 325 years of history and expertise in banking, Barclays operates in over 40 countries and employs approximately 130,000 people. Barclays moves, lends, invests and protects money for customers and clients worldwide.

For further information about Barclays, please visit our website home.barclays

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This announcement contains forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to the Barclays group. These statements are based on the current beliefs and expectations of Barclays' management and are subject to significant risks and uncertainties. Actual outcomes may differ materially from those expressed in the forward-looking statements. Factors that could impact Barclays' future financial condition and performance are identified in our filings with the Securities and Exchange Commission ("SEC") (including, without limitation, our Annual Report on Form 20-F for the fiscal year ended 31 December 2015) which are available on the SEC's website (www.sec.gov). Subject to Barclays' obligations under the applicable laws and regulations of the United Kingdom and the United States in relation to disclosure and ongoing information, Barclays does not undertake to update the forward-looking statements to reflect the impact of circumstances or events that may arise after the date of the forward-looking statements.